UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Blue Apron Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

09523Q 200

(CUSIP Number)

Joseph N. Sanberg

528 Palisades Dr. #545

Pacific Palisades, CA 90272

(310) 648-2102

with a copy to

Alison S. Ressler

Sullivan & Cromwell LLP

1888 Century Park East, Suite 2100

Los Angeles, CA 90067

(310) 712-6630

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 4, 2021

(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09523Q 200	SCHEDULE 13D	Page 2 of 9

1	NAMES OF REPORTING PERSONS Joseph N. Sanberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, BK (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 214,293
	8	SHARED VOTING POWER 6,068,340 (1)
	9	SOLE DISPOSITIVE POWER 214,293
	10	SHARED DISPOSITIVE POWER 12,041,813 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,256,106 (3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.9% (3)(4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Reflects the voting cap in the Purchase Agreement (as defined below), which requires RJB Partners LLC (of which Mr. Sanberg is managing member) and its affiliates under common control to vote all shares in excess of 19.9% of the outstanding voting securities of Blue Apron Holdings, Inc., a Delaware corporation (the “Company”), in proportion with the Company’s other stockholders. As of the date hereof, Mr. Sanberg owns 214,293 shares of Class A Common Stock, RJB Partners LLC (of which Mr. Sanberg is managing member) owns (i) 6,362,783 shares of Class A Common Stock and (ii) warrants (at escalating strike prices) to purchase 8,771,620.51884521 shares of Class A Common Stock, and Aspiration Growth Opportunities II GP, LLC (of which Mr. Sanberg is managing member) owns 1,250 shares of Class A Common Stock. If the voting cap and the exercise cap discussed in footnote (2) below were not in place, Mr. Sanberg would be deemed for the purposes of this Schedule 13D (“13D”) to have shared voting power of 15,135,653.51884521 shares notwithstanding that the warrants are only entitled to voting rights upon exercise.

(2)

Reflects an exercise cap in the warrants, which prohibits RJB Partners LLC (of which Mr. Sanberg is managing member) from exercising warrants for such number of shares of Class A Common Stock to the extent that if the warrants were exercisable, such exercise would result in RJB Partners’ and/or its affiliates owning more than 33% of the aggregate outstanding voting power of the Company’s equity interests. As a result of the holdings specified in footnote (1) above, if this exercise cap was not in place, Mr. Sanberg would be deemed for the purposes of this 13D to have shared dispositive power over 15,135,653.51884521 shares.

(3)

RJB Partners LLC (of which Mr. Sanberg is managing member) is subject to a voting cap in the Purchase Agreement and an exercise cap in the warrants. As a result of the holdings specified in footnote (1) above, if the voting cap and the exercise cap were not in place, Mr. Sanberg would be deemed for the purposes of this 13D to beneficially own 15,349,946.51884521 shares notwithstanding that the warrants are only entitled to voting rights upon exercise.

(4)

Denominator is based on (i) 31,571,024 shares of Class A Common Stock outstanding as of November 4, 2021 according to information provided by the Company, plus (ii) 5,677,780 shares of Class A Common Stock issuable upon exercise of the warrants held by RJB Partners LLC that would not exceed the exercise cap. As a result of the holdings specified in footnote (1) above, if the exercise cap was not in place, Mr. Sanberg would be deemed for the purposes of this 13D to beneficially own 38.0% of the Class A Common Stock.

CUSIP No. 09523Q 200	Page 3 of 9

1	NAMES OF REPORTING PERSONS RJB Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, BK (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,282,633 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,256,106 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,256,106 (3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.9% (3)(4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Power is shared with its managing member, Joseph N. Sanberg. Reflects the voting cap in the Purchase Agreement, which requires RJB Partners LLC and its affiliates under common control to vote all shares in excess of 19.9% of the Company’s outstanding voting securities in proportion with the Company’s other stockholders. As of the date hereof, RJB Partners LLC owns (i) 6,362,783 shares of Class A Common Stock and (ii) warrants (at escalating strike prices) to purchase 8,771,620.51884521 shares of Class A Common Stock. If the voting cap and the exercise cap discussed in footnote (2) below were not in place, RJB Partners LLC would be deemed for the purposes of this 13D to have shared voting power of 15,134,403.51884521 shares notwithstanding that the warrants are only entitled to voting rights upon exercise.

(2)

Power is shared with its managing member, Joseph N. Sanberg. Reflects an exercise cap in the warrants, which prohibits RJB Partners LLC from exercising warrants for such number of shares of Class A Common Stock to the extent that if the warrants were exercisable, such exercise would result in RJB Partners’ and/or its affiliates owning more than 33% of the aggregate outstanding voting power of the Company’s equity interests. As a result of the holdings specified in footnote (1) above, if this exercise cap were not in place, RJB Partners LLC would be deemed for the purposes of this 13D to have shared dispositive power over 15,134,403.51884521 shares.

(3)

RJB Partners LLC is subject to a voting cap in the Purchase Agreement and an exercise cap in the warrants. As a result of the holdings specified in footnote (1) above, if the voting cap and the exercise cap were not in place, RJB Partners LLC would be deemed for the purposes of this 13D to beneficially own 15,134,403.51884521 shares notwithstanding that the warrants are only entitled to voting rights upon exercise.

(4)

Denominator is based on (i) 31,571,024 shares of Class A Common Stock outstanding as of November 4, 2021 according to information provided by the Company plus (ii) 5,977,144.41 shares of Class A Common Stock issuable upon the exercise of warrants held by RJB Partners LLC without exceeding the exercise cap. As a result of the holdings specified in footnote (1) above, if the exercise cap was not in place, RJB Partners LLC would be deemed for the purposes of this 13D to own 37.5% of the Class A Common Stock.

Introductory Note

This Schedule 13D (this “13D”) is being jointly filed by Joseph N. Sanberg and RJB Partners LLC (“RJB Partners”, and together with Mr. Sanberg, the “Reporting Persons”) and relates to the Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of Blue Apron Holdings, Inc., a Delaware corporation (the “Company”). This 13D is being filed in connection with the matters described in Item 4 hereof.

Item 1. Security and Issuer.

This 13D relates to the shares of Class A Common Stock of the Company. The principal executive offices of the Company are located at 28 Liberty Street, New York, New York 10005.

Item 2. Identity and Background.

(a)–(c): This 13D is being jointly filed by the Reporting Persons. Any disclosures herein with respect to any Reporting Person are made only by such Reporting Person.

The principal residence of Mr. Sanberg is 528 Palisades Drive #525, Pacific Palisades, California 90272. The principal business address of RJB Partners is 528 Palisades Drive #525, Pacific Palisades, California 90272. Mr. Sanberg’s present principal occupation is being an entrepreneur.

Mr. Sanberg is the managing member of RJB Partners. RJB Partners is a limited liability company organized under the laws of the state of Delaware that was formed for the purpose of (i) investing, acquiring, holding, maintaining, developing, managing, operating, selling, exchanging, disposing of and leasing all types of property for the benefit of Mr. Sanberg and his family and (ii) providing business consulting services.

(d) and (e): During the last five years, none of the Reporting Persons has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Mr. Sanberg is a citizen of the United States of America. RJB Partners is a Delaware limited liability company.

Item 3. Source and Amount of Funds or Other Consideration.

On November 4, 2021, in connection with the closing of the transactions contemplated by the purchase agreement, dated as of September 15, 2021 (the “Purchase Agreement”), by and among the Company, RJB Partners and Matthew B. Salzberg, RJB Partners paid $62,654,813.01 to acquire an aggregate of (i) 6,265,813 shares of Class A Common Stock; (ii) warrants to purchase 5,012,354.5821976 shares of Class A Common Stock at an exercise price of $15.00 per share; (iii) warrants to purchase 2,506,177.29109863 shares of Class A Common Stock at an exercise price of $18.00 per share; and (iv) warrants to purchase 1,253,088.64554932 shares of Class A Common Stock at an exercise price of $20.00 per share. The purchase price was funded with a portion of the proceeds of a loan from O’Connor and Associates, a subsidiary of UBS Group AG (“UBS O’Connor”), which is secured by, among other things, a customary pledge of all of the shares of Class A Common Stock held by RJB Partners and Mr. Sanberg.

Item 4. Purpose of Transaction.

Mr. Sanberg, a longtime investor of the Company as well as an existing holder of Class A Common Stock, proposed an investment of up to $75.0 million in the Company in the form of a private placement and a rights offering to the Company’s existing stockholders that would be fully backstopped by RJB Partners. As part of the investment by RJB Partners, the Company agreed to the elimination of the Company’s dual-class structure and additional governance, wage and sustainability changes described below. Mr. Sanberg believed that these changes and the additional capital infusion would position the Company for future growth.

Purchase Agreement

On September 15, 2021, RJB Partners entered into the Purchase Agreement with the Company pursuant to which, among other things, RJB Partners agreed to purchase from the Company for an aggregate purchase price of $30,000,000, (i) 3,000,000 shares of Class A Common Stock; (ii) warrants to purchase 2,400,000 shares of Class A Common Stock at an exercise price of $15.00 per share; (iii) warrants to purchase 1,200,000 shares of Class A Common Stock at an exercise price of $18.00 per share; and (iv) warrants to purchase 600,000 shares of Class A Common Stock at an exercise price of $20.00 per share. Further, under the Purchase Agreement, RJB Partners agreed to purchase from the Company all of the shares of Class A Common Stock and warrants that remained unsubscribed in the Company’s rights offering, up to a maximum aggregate purchase price of $45,000,000 for (i) 4,500,000 shares of Class A Common Stock; (ii) warrants to purchase 3,600,000 shares of Class A Common Stock at an exercise price of $15.00 per share; (iii) warrants to purchase 1,800,000 shares of Class A Common Stock at an exercise price of $18.00 per share; and (iv) warrants to purchase 900,000 shares of Class A Common Stock at an exercise price of $20.00 per share.

The warrants are exercisable until November 6, 2028 and the number of shares of Class A Common Stock issuable upon exercise of the warrants are subject to adjustment on the terms and conditions of the warrants. Further, pursuant to the terms of the purchase agreement and the warrants, RJB Partners is prohibited from exercising the warrants for such number of shares of Class A Common Stock to the extent that if the warrants were exercisable, such exercise would result in RJB Partners’ and/or its affiliates owning more than 33% of the aggregate outstanding voting power of the Company’s equity interests. The exercise limitation described in the foregoing sentence applies first to the warrants with the highest exercise price.

Pursuant to the Purchase Agreement, the Company agreed, among other things, to:

•

use its reasonable best efforts to conduct and complete a greenhouse gas emissions inventory survey by December 31, 2021 to aid the Company in assessing its carbon footprint and be “carbon neutral” with respect to its Scope 1, Scope 2 and Scope 3 emissions from and after March 31, 2022.

•

provide a minimum wage of at least $15 per hour to all hourly employees and to use its reasonable best efforts to offer wages to its hourly employees that are at least equal to those wages offered by similarly-sized companies in the business of offering meal kits directly to consumers.

•

use its reasonable best efforts to cause the Company-proposed nominees to its board of directors for the 2022 annual stockholders meeting to be composed of individuals such that at least half of the proposed nominees shall be women and at least half of the proposed nominees shall be persons of color.

•

propose an amendment to its certificate of incorporation providing for (i) the removal of the supermajority vote requirement to remove directors; (ii) a right for one of more holders of shares representing in the aggregate at least 25% of the voting power of all of the Company’s outstanding capital stock to call a special meeting of the stockholders; and (iii) the removal of the supermajority vote requirement to amend or repeal provisions in the Company’s certificate of incorporation or bylaws (other than those provisions prohibiting the Company’s stockholders from taking action by written consent).

•	amend its bylaws to provide for a customary proxy access provision.

On September 15, 2021, effective upon the public announcement of the transactions contemplated by the Purchase Agreement, Matthew B. Salzberg and Barry Salzberg resigned from the Company’s board of directors and Jennifer Carr-Smith was appointed as chair of the board of directors.

The Purchase Agreement subjects RJB Partners to a voting agreement, pursuant to which RJB Partners has agreed to cause all of the Company’s voting securities that it or its affiliates under common control hold in excess of 19.9% of the total voting power of the Company’s outstanding capital stock, to be voted in proportion to, and accordance with, the vote of all of the Company’s stockholders.

In addition, the Purchase Agreement contains a customary three-year standstill period during which RJB Partners and any affiliates under common control with RJB Partners may not:

•

effect, offer or publicly propose to effect, or cause or participate in or in any way knowingly advise, assist or encourage any other person to effect, offer, or publicly propose to effect or participate in: (i) any acquisition in excess of 5% of the issued and outstanding Class A Common Stock of the Company or any rights to acquire any such securities; (ii) any tender or exchange offer, merger or other business combination with the Company; (iii) any liquidation or dissolution with respect to the Company; or (iv) any “solicitation” of “proxies” or consents to vote any voting securities of the Company;

•	form, join or in any way participate in a “group” with respect to any securities of the Company;

•

otherwise act, alone or in concert with others, to seek to control the management, board of directors or policies of the Company (subject to a carve-out for direct, non-public conversations with the board of directors or management of the Company);

•	take any action that would reasonably be expected to force the Company to make a public announcement regarding any of the matters set forth in clauses (i)—(iv) of the first bullet above; or

•	enter into any discussions or arrangements with any third party with respect to any of the foregoing.

Notwithstanding the foregoing, the Purchase Agreement does not prohibit RJB Partners from (i) purchasing any securities in the rights offering or pursuant to the Purchase Agreement; (ii) subject to the exercise cap described elsewhere in this 13D, exercising any of the warrants in accordance with their respective terms and conditions; (iii) tendering any securities or receiving any consideration in connection with a bona fide tender offer, merger, consolidation, business combination, stock purchase or other similar transaction or series of related transactions that does not otherwise involve RJB Partners; (iv) subject to the voting restriction detailed above, announcing how RJB Partners intends to vote on certain matters presented to the Company’s stockholders; or (v) making any private proposals to the Company’s board or management or privately requesting any amendments or waivers to the standstill provision. The standstill terminates on the earlier of the date that: (i) is three years from the date of the Purchase Agreement; (ii) a complete liquidation or dissolution of the Company is completed; and (iii) the Class A Common Stock (or any successor thereto) ceases to be registered pursuant to Section 12 of the Exchange Act.

In addition, pursuant to the terms of the Purchase Agreement, the Company agreed to register for resale the shares of Class A Common Stock acquired by RJB Partners and Mr. Salzberg pursuant to the Purchase Agreement and the shares of Class A Common Stock issuable upon exercise of the warrants acquired by RJB Partners pursuant to the Purchase Agreement, in each case, in a registration statement filed by the Company for the offer and sale of Class A Common Stock by the Company, subject to specified conditions and limitations.

The foregoing description is qualified in its entirety by the full text of the Purchase Agreement and the Warrants, which are attached as Exhibit A, Exhibit C, Exhibit D and Exhibit E to this 13D and are incorporated by reference herein.

Registration Rights Agreement

On November 4, 2021, the Company entered into a registration rights agreement (the “Registration Rights Agreement”) with RJB Partners and Matthew Salzberg. The Registration Rights Agreement requires the Company to, among other things, file a resale shelf registration statement on behalf of RJB Partners, Mr. Sanberg and certain other stockholders no later than 30 days from November 4, 2021. The Registration Rights Agreement also provides certain demand registration rights and piggyback registration rights, subject to customary underwriter cutbacks and suspension periods. The Registration Rights Agreement also contains customary indemnification provisions and the Company agreed to pay certain fees and expenses relating to registrations under the Registration Rights Agreement. The foregoing description is qualified in its entirety by the full text of the Registration Rights Agreement, which is attached as Exhibit B to this 13D and is incorporated herein by reference.

Over the course of the transactions described in this 13D, Mr. Sanberg has developed a relationship with certain officers and directors of the Company and may engage in discussions from time to time with the Company regarding recent developments and various other matters. Such matters may include, among other things, the Company’s business, strategy, management, governance, operations, prospects and potential transactions.

The Reporting Persons acquired their interest in the Company for investment purposes and review their investment in the Company on a continuing basis. Depending on various factors, including, without limitation, the nature and outcome of the discussions referred to above, the contractual restrictions in the Purchase Agreement (including the standstill described above), the Company’s financial position, results of operations, price levels of the Class A Common Stock, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take or propose to take such actions with respect to their investment in the Company as they deem appropriate, including, without limitation, acquiring additional shares of Class A Common Stock (or other securities of or interests in the Company) and/or the entirety of the Company or disposing of all or a portion of the shares of Class A Common Stock (or other securities of or interests in the Company) beneficially owned by them in the public markets, in privately negotiated transactions or otherwise, and potentially entering into derivative or other transactions that increase or decrease the Reporting Persons’ economic interest in or control over the Company.

Item 5. Interest in Securities of the Issuer.

(a) The information set forth on rows 11 and 13 (and related footnotes) of each of the cover pages of this 13D and the description of the voting agreement and exercise cap set forth in Item 4 are incorporated herein by reference.

As of the date hereof, Mr. Sanberg owns 214,293 shares of Class A Common Stock, RJB Partners (of which Mr. Sanberg is managing member) owns (i) 6,362,783 shares of Class A Common Stock and (ii) warrants (at escalating strike prices) to purchase 8,771,620.51884521 shares of Class A Common Stock, and Aspiration Growth Opportunities II GP, LLC (of which Mr. Sanberg is managing member) owns 1,250 shares of Class A Common Stock. If the voting cap and the exercise cap were not in place, Mr. Sanberg would be deemed for the purposes of this 13D to beneficially own 15,349,946.51884521 shares (38%) and RJB Partners would be deemed for the purposes of this 13D to beneficially own 15,134,403.51884521 shares (37.5%) notwithstanding that the warrants are only entitled to voting rights upon exercise.

(b) The information set forth in rows 7 through 10 (and related footnotes) of each of the cover pages of this 13D and the description of the voting agreement and exercise cap set forth in Item 4 are incorporated herein by reference.

As of the date hereof, Mr. Sanberg owns 214,293 shares of Class A Common Stock, RJB Partners (of which Mr. Sanberg is managing member) owns (i) 6,362,783 shares of Class A Common Stock and (ii) warrants (at escalating strike prices) to purchase 8,771,620.51884521 shares of Class A Common Stock, and Aspiration Growth Opportunities II GP, LLC (of which Mr. Sanberg is managing member) owns 1,250 shares of Class A Common Stock. Voting and dispositive power of the shares and warrants held by RJB Partners and Aspiration Growth Opportunities II GP, LLC are deemed shared with Mr. Sanberg as the managing member thereof.

(c) Except as set forth in Item 4 above, none of the Reporting Persons has effected any transactions in the shares of Class A Common Stock in the past 60 days.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements or Understandings with Respect to Securities of the Issuer

The descriptions of the contracts and arrangements with respect to the securities of the Company set forth in Item 3 and Item 4 are incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

Exhibit A:	Purchase Agreement, dated as of September 15, 2021, by and among Blue Apron Holdings, Inc., RJB Partners LLC and Matthew B. Salzberg (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on September 15, 2021).

Exhibit B:	Registration Rights Agreement, dated as of November 4, 2021, by and among Blue Apron Holdings, Inc., RJB Partners LLC and Matthew B. Salzberg (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on November 4, 2021).

Exhibit C:	$15 Warrant to Purchase Class A Common Stock, dated as of November 4, 2021

Exhibit D:	$18 Warrant to Purchase Class A Common Stock, dated as of November 4, 2021

Exhibit E:	$20 Warrant to Purchase Class A Common Stock, dated as of November 4, 2021

Exhibit F:	$15 Warrant to Purchase Class A Common Stock, dated as of November 4, 2021

Exhibit G:	$18 Warrant to Purchase Class A Common Stock, dated as of November 4, 2021

Exhibit H:	$20 Warrant to Purchase Class A Common Stock, dated as of November 4, 2021

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2021		Joseph N. Sanberg

	By:	/s/ Joseph N. Sanberg
Name: Joseph N. Sanberg

Dated: November 15, 2021		RJB Partners LLC

	By:	/s/ Joseph N. Sanberg
Name: Joseph N. Sanberg
Title: Managing Member

EXHIBIT INDEX

Exhibit	Document Description

A:	Purchase Agreement, dated as of September 15, 2021, by and among Blue Apron Holdings, Inc., RJB Partners LLC and Matthew B. Salzberg (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on September 15, 2021).

B:	Registration Rights Agreement, dated as of November 4, 2021, by and among Blue Apron Holdings, Inc., RJB Partners LLC and Matthew B. Salzberg (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on November 4, 2021).

C:	$15 Warrant to Purchase Class A Common Stock, dated as of November 4, 2021

D:	$18 Warrant to Purchase Class A Common Stock, dated as of November 4, 2021

E:	$20 Warrant to Purchase Class A Common Stock, dated as of November 4, 2021

F:	$15 Warrant to Purchase Class A Common Stock, dated as of November 4, 2021

G:	$18 Warrant to Purchase Class A Common Stock, dated as of November 4, 2021

H:	$20 Warrant to Purchase Class A Common Stock, dated as of November 4, 2021